

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3030

June 17, 2009

Bradley C. Anderson
Vice President – Finance and Chief Financial Officer
Amtech Systems, Inc.
131 South Clark Drive
Tempe, Arizona 85281

> **Re:** **Amtech Systems, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 10, 2008**
> **File No. 000-11412**
> **Form 8-K/A filed November 2, 2007**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed May 11, 2009**
> **Form 8-K/A filed June 5, 2009**

Dear Mr. Anderson:

We have reviewed your response dated May 18, 2009 and related filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Item 11. Executive Compensation

Determining Executive Compensation, page 7

1.   We note your responses to prior comments 2 and 3. Please disclose in future
        filings, if true, that you do not know the names of the individual companies that
        comprise the American Electronics Association Salary Survey.

Elements of Our Executive Compensation Program, page 8

2.   With regard to your response to prior comment 4, please note that we would
        expect to see discussion in your future filings that addresses how individual
        performance and specific contributions by *each* named executive officer are
        evaluated by the compensation committee and how such appraisal translates into
        actual compensation. With regard to the quantitative contributions that are
        assessed by the committee in granting annual cash incentive bonuses, please
        expand your discussion in future filings to disclose how the performance
        objectives you cite on page 9 apply to each named executive officer. For
        example, it is unclear from your current disclosure whether these objectives are
        weighted equally and how your named executive officers may achieve these
        goals. Accordingly, please expand your discussion of your named executive
        officers' responsibilities and objectives and how your compensation levels reflect
        those responsibilities and objectives. We refer you to Regulation S-K
        Item 402(b)(xii).

Item 13. Certain Relationships and Related Party Transactions

3.   Please note that you must include disclosure regarding policies for the review,
        approval or ratification of related person transactions under Item 404(b)(1) even
        when you do not have any reportable transactions under Item 404(a).
        See Question 130.06 of our Regulation S-K Compliance and Disclosure
        Interpretations, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.
        Accordingly, please include the discussion of your policy regarding the review of
        related party transactions that you provided in response to prior comment 7 in
        your future filings.

Form 8-K/A filed November 2, 2007

4.   We refer to your response to our prior comment number 15. Please tell us where
        you have presented the interim financial statements required by Rules 3-01, 3-02,
        3-05 and Article 10 of Regulation S-X. In addition, tell us how the interim

financial statements provided on pages 3 and 4 of the pro forma financial
information meet these requirements.

Form 10-Q for the quarter ended March 31, 2009

Critical Accounting Policies, page 25

5.   In the interest of providing readers with a better insight into management's
judgments into accounting for goodwill, please tell us and disclose the following
in future filings:

- How you perform the two-step impairment test discussed in SFAS 142,
including the reporting unit level at which you test goodwill for
impairment and your basis for that determination;

- Each of the valuation methodologies used to value goodwill (if multiple
approaches are used), including sufficient information to enable a reader
to understand how each of the methods differ, the assumed benefits of a
valuation prepared under each method, and why management selected
these methods as being the most meaningful for the company in preparing
the goodwill impairment analysis;

- How you weight each of the methods used including the basis for that
weighting (if multiple approaches are used);

- A quantitative and qualitative description of the material assumptions used
and a sensitivity analysis of those assumptions based upon reasonably
likely changes;

- If applicable, how the assumptions and methodologies used for valuing
goodwill in the current year have changed since the prior year highlighting
the impact of any changes.

Form 8-K/A filed June 5, 2009

6.   We note that your amended Form 8-K only includes the revised audit report for
the financial statements of R2D. Please further amend the Form 8-K to include a
complete Exhibit 99.3, including the financial statements and the related
audit report.

7.   Please revise the audit report to specifically state that the audit was conducted in
accordance with "generally accepted auditing standards in the United States".

Bradley C. Anderson
Amtech Systems, Inc.
June 17, 2009
Page 4

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner, Staff Attorney, at (202) 551-3463 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief